NEWS RELEASE

EMX Royalty Announces IGC's Execution of a Share Purchase Agreement for the Sale of the Malmyzh Copper-Gold Porphyry Project

Vancouver, British Columbia, June 14, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce that IG Copper LLC (“IGC”) advises that a definitive Share Purchase Agreement (the “Agreement”) has been executed to sell the Malmyzh copper-gold porphyry project (the “Project” or “Malmyzh”) to a wholly owned subsidiary of Russian Copper Company (“RCC”), a privately held, leading copper producer in the Russian Federation (the “Transaction”). The Malmyzh exploration and mining licenses, covering properties located in the Russian Far East, are held by IGC (51%) and Freeport-McMoRan Exploration Corporation (49%). IGC is the operator of the Project, and EMX is IGC’s largest shareholder with 42% of the issued and outstanding shares (39% on a fully diluted basis).

The closing of the Transaction, which is expected to occur in the third quarter of 2018, is contingent on RCC completing additional due diligence that includes drilling and metallurgical studies, as well as receiving approval from the Russian Federal Anti-Monopoly Service. In addition, there are certain financial arrangements and closing logistics that need to be completed to effect the Transaction. There can be no assurance that these conditions precedent will be satisfied, or that the Transaction will be completed. The estimated value of the Transaction to EMX's interest in IGC, net of the financial arrangements, is approximately US $68 million.

Scotiabank Europe plc (“Scotiabank”), the U.K. subsidiary of The Bank of Nova Scotia, is an advisor to IGC regarding the Transaction. Scotiabank is a leading financial institution in international banking and markets, with widely recognized expertise in advisory services for the natural resources and mining sectors.

Please see www.EMXRoyalty.com for more information about the Malmyzh Project.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

EMX’s strategic investment in IGC exemplifies the Company’s recognition of an early-stage opportunity with excellent growth potential. IGC has steadily built value at Malmyzh, while also adding 100% controlled exploration properties to its portfolio.

About IGC. IGC, a privately held company, is led by President and CEO Thomas E. Bowens, and includes key personnel with a track record of exploration discovery and project development in the Russian Federation.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXRoyalty.com	Email: SClose@EMXRoyalty.com

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-LookingStatements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the three month period that ended on March 31, 2018 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2017, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com